Natural Blue Resources, Inc.
146 West Plant Street, Suite 300
Winter Garden, Florida 34787

January 29, 2010

Via Edgar Filing as correspondence

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
Washington, DC 20549
Attention: Larry Spirgel
Assistant Director

Re:	Natural Blue Resources, Inc. ( “we” or the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2008 filed April 15, 2009, as amended April 17, 2009 and December 28, 2009
Forms 10-Q for the Quarterly Periods Ended March 31, 2009 and June 30, 2009
filed May 20, 2009 and August 19, 2009, as amended August 20, 2009 and December 28, 2009
Form 10-Q for the Quarterly Period Ended September 30, 2009
filed November 23, 2009
File No. 333-128060

Dear Mr. Spirgel:

This letter is to acknowledge receipt of the comment letter from the staff (the “Staff”) of the United States Securities and Exchange Commission dated January 7, 2010, with respect to the above referenced Form 10-K and Forms 10-Q.

We have complied with certain of the Staff’s comments and continue to work toward addressing the remaining comments, particularly with respect to the Form 10-Q for quarterly period ended September 30, 2009.  We previously represented that we would file a Form 10-Q/A for quarterly period ended September 30, 2009 and a comprehensive response letter by Friday, January 29, 2010.  We are still in the process of addressing these remaining comments, and therefore we anticipate filing a Form 10-Q/A for quarterly period ended September 30, 2009 and a comprehensive response letter by Friday, February 12, 2010.

If you have any questions or comments regarding the foregoing, please contact our counsel, Mr. Jeffrey Decker of Baker & Hostetler LLP at (407) 649-4017.

Sincerely,

/s/ Walter Cruickshank

Walter Cruickshank
Chief Financial Officer